UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Dated December 27, 2018

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

Beneficial interest in securities

Johannesburg, 27 December 2018. In accordance with section 122(3) (b) of the
Companies Act, No. 71 of 2008 and section 3.83(b) of the JSE Limited Listings
Requirements, shareholders are hereby advised that the Company has received formal
notification that Van Eck Associates Corporation (Van Eck) has disposed of American
Depositary Receipts (ADRs) of the Company which has, in aggregate, resulted in Van
Eck's holding of the total issued ordinary shares of the Company, reducing from
9.12% to 4.97%.

As a result of the Group's growth in the Platinum Group Metals (PGMs) sector and
high prevailing PGM spot prices, revenue from Sibanye-Stillwater's gold operations
has reduced to less than 40% of its total revenues, and it was consequently
excluded from the NYSE ARCA Gold Miners index, the benchmark for the Van Eck ETF
fund, during the recent quarterly review.

As required in terms of Section 122 of the Companies Act, the required notice will
be filed with the Takeover Regulation Panel.

Ends.

Investor relations contact:

Email: ir@sibanyestillwater.com

James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS
This announcement includes "forward-looking statements" within the meaning of the "safe
harbour" provisions of the United States Private Securities Litigation Reform Act of 1995.
Forward-looking statements may be identified by the use of words such as "target", "will",
"forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other
similar expressions that predict or indicate future events or trends or that are not
statements of historical matters. The forward-looking statements set out in this
announcement involve a number of known and unknown risks, uncertainties and other factors,
many of which are difficult to predict and generally beyond the control of Sibanye-
Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be
materially different from historical results or from any future results expressed or implied
by such forward-looking statements. These forward-looking statements speak only as of the
date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or
release any revisions to these forward-looking statements to reflect events or circumstances
after the date of this announcement or to reflect the occurrence of unanticipated events,
save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: December 27, 2018

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer